Darren K. DeStefano

T: +1 703 456 8034

ddestefano@cooley.com

August 8, 2012

VIA ELECTRONIC DELIVERY

Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Gladstone Land Corporation
Registration Statement on Form S-11

Dear Mr. McTiernan:

On behalf of Gladstone Land Corporation (the “Company”), on May 10, 2012, we confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form S-11 (the “Registration Statement”). We are providing this letter in response to comments (the “Comments”) received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 7, 2012 with respect to the Registration Statement. Simultaneously herewith, the Company is confidentially submitting a revised draft of the Registration Statement (the “Revised Registration Statement”) to the Commission for the Staff’s review, along with a version of the Revised Registration Statement marked to show changes to the original Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of our responses correspond to the page numbers of the Revised Registration Statement.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comment, the Company will provide the requested information under separate cover.

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2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure in your “Our Industry” and “Our Investment Focus” sections. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company will provide the requested information under separate cover.

3.	The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand your offering. For example only, we note the following:

•	Coolers; and

•	Box barns.

Please revise your document to replace technical jargon with descriptions so that an ordinary investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and throughout the Revised Registration Statement.

4.	We note that you may invest in real estate-related assets, such as mortgages. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company expects that, upon the substantial investment of the net proceeds of the offering, substantially all of the Company’s assets will be invested in qualifying real estate assets and that the Company will meet the exclusion from the definition of “investment company” by virtue of Section 3(c)(5) of the 1940 Act.

The Company supplementally advises the Staff that it currently expects to acquire mortgage loans only in circumstances where it is not feasible to directly acquire the properties in question, and, as disclosed in the prospectus, the Company expects that mortgage loans will not constitute more than 5% of its assets. The Company supplementally advises the Staff that any such mortgage loans that it may acquire would be qualifying real estate assets for purposes of Section 3(c)(5) of the 1940 Act. The Company further supplementally advises the Staff that, to the extent that it invests in mortgage-backed securities, it will only do so on a temporary basis, until it has invested the proceeds of the offering in fee interests in real estate, or mortgage

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loans as described above. To the extent that the Company invests in mortgage-backed securities, it intends to invest in agency whole-pool certificates issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, which represent the entire beneficial interest in the underlying pool of mortgage loans. It is the Company’s understanding that, in the view of the Staff, such mortgage-backed securities constitute qualifying real estate assets for purposes of Section 3(c)(5) of the Investment Company Act.

Additionally, to the extent that the Company’s assets are not sufficiently invested in qualifying real estate assets to qualify for the exclusion from the definition of “investment company” under Section 3(c)(5) of the 1940 Act, the Company intends to invest sufficient assets in government securities, as defined in Section 2(a)(16) of the 1940 Act, such that (i) less than 40% of the value of the Company’s total assets on an unconsolidated basis consist of investment securities, as defined in Section 3(a)(2) of the Investment Company Act, or (ii) the Company’s assets and income meet the 45% safe harbor set forth in Rule 3a-1 under the 1940 Act.

5.	We note that you have identified yourself as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise your MD&A section to indicate in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the disclosure in its critical accounting policies section of its MD&A section on page 49 of the Revised Registration Statement.

6.	Please provide updated financial information pursuant to Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Revised Registration Statement contains updated financial information in accordance with Rule 8-08 of Regulation S-X.

Cover Page of Prospectus

7.	Please identify the lead underwriters or provide a thorough explanation of why the information cannot be included.

The Company advises the Staff that it has not yet selected a lead underwriter for the proposed offering, but expects to do so shortly and will identify the underwriters on the cover page, the “Underwriting” section and elsewhere in the prospectus, as applicable, in a future draft of the Registration Statement once it has done so.

8.	Please revise your cover page risk factors as well as your summary risk factors on page 5 to (i) quantify the extent to which your expected levels of distributions will exceed your cash available for distribution to your stockholders and (ii) indicate, if true, that one tenant is responsible for approximately 80% of your rental revenues.

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In response to the Staff’s comment, the Company has revised the disclosure on the cover page and in the summary risk factors on page 6 of the Revised Registration Statement. The Company has also made conforming changes to pages 18 and 19.

Prospectus Summary, page 1

9.	Please identify your administrator in the organizational chart on page 7. Please also highlight its relationship to your adviser.

In response to the Staff’s comment, the Company has revised the chart appearing on page 7 of the Revised Registration Statement and has made conforming changes to the chart on page 90 of the Revised Registration Statement.

Compensation of Our Adviser and Administrator, page 8

10.	Please provide a sample calculation of the quarterly incentive fee to be paid to your adviser in a footnote to the compensation table.

In response to the Staff’s comment, the Company has revised the disclosure to provide a sample calculation of the quarterly incentive fee on pages 10 and 11 of the Revised Registration Statement.

11.	We note that you will reimburse your adviser for acquisition expenses. We further note your disclosure on page 7 that you will rely on outside professionals with agriculture experience that perform due diligence on the properties you intend to acquire and lease. Please revise to clarify whether you will reimburse your adviser any amounts paid to these outside professionals or otherwise explain how they will be paid.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Registration Statement.

12.	We note that you will pay for your allocable portion of the administrator’s overhead expenses, including “rent for employees.” Please revise to clarify what you mean by “rent for employees.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10 and 111 of the Revised Registration Statement.

13.	We note that you will pay the allocable portion of the salaries and benefits for certain named executive officers and your disclosure on page 102. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the administrator, break out the total amount of administrator overhead expenses and the amount of expense reimbursements specifically related to each named executive officer.

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The Company acknowledges the Staff’s comment and confirms that it will disclose the amount of fees paid to the Administrator, breaking out the total amount of administrator overhead expenses and the amount of expense reimbursement specifically related to each named executive officer, in future filings that require Item 402 or Item 404 disclosure.

In this regard, the Company supplementally advises the Staff that the only named executive officer of the Company that is compensated from payments made to the Administrator is the Company’s chief financial officer and treasurer, Danielle Jones. The Company has included the requested disclosure concerning Ms. Jones’s compensation on page 104 of the Revised Registration Statement and, with respect to the overhead expenses, has provided the requested disclosure on page 115 of the Revised Registration Statement.

Risk Factors, page 17

14.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•	“Some of our tenants could be susceptible to bankruptcy,” page 18;

•	“We may have conflicts of interest with our Adviser and other affiliates,” page 24; and

•	“Failure to make distributions would subject us to tax,” page 28.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 20, 21, 23, 24, 25, 26, 29 and 32 of the Revised Registration Statement.

15.	We note your disclosure that you may also elect to sell farmland to be developed by others for urban or suburban uses. Please include risk factor disclosure that highlights the material risks associated with this business plan especially in light of the current market for development.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Registration Statement.

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Our distribution rate may have an adverse effect on the market price of our common stock, page 17

16.	Each risk factor should contain only one discrete risk. This risk factor discusses the risk of your distribution rate’s effect on the trading price of your stock and that you do not have sufficient cash flows from operations to meet your distribution rate, which is a separate and distinct risk. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Revised Registration Statement.

The requirements of being a public company may strain our resources . . . , page 31

17.	Please present the risk associated with your status as an emerging growth company under a separate subheading.

The Company advises the Staff that much of the referenced disclosure was repetitive disclosure included elsewhere in “Risk Factors,” and in response to the Staff’s comment the Company has deleted the disclosure concerning the risks of emerging growth status from the referenced risk factor. In addition, the Company has expanded the “emerging growth company” risk factor on page 34 of the Revised Registration Statement to include portions of the cited disclosure that were not repetitive.

Use of Proceeds, page 36

18.	Please explain what you mean by “farming-related properties.” To the extent that this amount includes mortgage investments, please clearly indicate as such.

In response to the Staff’s comment, the Company has added a footnote for clarification on page 36 of the Revised Registration Statement.

Distribution Policy, page 37

19.	Given that you expect significant property acquisitions in your first 12 months after the offering, please tell us how you determined that your cash flows would be predictable enough to form a reasonable basis for your projections of future cash available for distribution in compliance with Item 10(b)(1) of Regulation S-K. To the extent you believe that your current factually supportable cash flows available for distribution provide reasonable support for your anticipated distributions, please address the following comments.

The Company supplementally advises the Staff that it has removed the cash available for distribution table as it is no longer estimating an initial annual distribution rate.

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20.	We have considered your response to comment 13 in our letter dated October 28, 2010. We remain unclear how you determined it would be appropriate to include cash on hand as of December 31, 2011 in your calculation of cash available for distribution. Please revise your disclosure to remove cash on hand as of December 31, 2011 from your calculation of cash available for distribution and revise your estimated payout ratio accordingly.

The Company supplementally advises the staff that it has removed the cash available for distribution table as it is no longer estimating an initial annual distribution rate.

21.	We have considered your response to comment 14 our letter dated October 28, 2010. Please revise your disclosure to include a footnote to the calculation of cash available for distribution to describe the sources of cash available to you to fund the shortfall between cash available for distribution and the estimated annual distribution to stockholders.

The Company supplementally advises the staff that it has removed the cash available for distribution table as it is no longer estimating an initial annual distribution rate.

22.	We note from Schedule III on page F-33 that the company has a history of capital improvements on properties. Tell us why you have not included an estimate for recurring capital expenditures in your calculation of cash available for distribution.

The Company supplementally advises the staff that it has removed the cash available for distribution table as it is no longer estimating an initial annual distribution rate.

23.	Please clarify for us whether you will be required to distribute the approximately $4.4 million of undistributed non-REIT earnings and profits accumulated in prior years, as well as the $4.0 million related to the deferred intercompany gain resulting from land transfers upon converting to a REIT. To the extent you are required to distribute these amounts, please revise your disclosure here, and add a footnote to your calculation of cash available for distribution, to clearly state the amount and timing of these cash distributions.

The Company supplementally advises the staff that it has removed the cash available for distribution table as it is no longer estimating an initial annual distribution rate.

24.	Please disclose the extent to which you may pay distributions from offering proceeds and disclose the anticipated percentage of offering proceeds to be used, if any, to fund your annual distribution rate.

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The Company supplementally advises the Staff that it is no longer estimating an initial annual cash distribution rate and that the Company has revised the Revised Registration Statement accordingly.

Dilution, page 42

25.	Please provide to us your calculations to determine the dilution in net tangible book value per share to new investors, including your estimation of underwriting expenses for both the offering and the potential overallotment option.

The Company advises the Staff that its net tangible book value as of June 30, 2012 was $7,341,650, which is the difference of (a) total stockholders’ equity of $7,969,101 less (b) deferred financing fees of $247,908 less (c) other assets of $379,543. When divided by the 2,750,000 shares of common stock outstanding as of June 30, 2012, this results in a net tangible book value per share of $2.67.

For its assumption as to net proceeds of the offering, the Company has calculated gross proceeds of $50 million (3,333,334 shares at $15.00 per share), less a 7% estimated discount to the underwriters, or $3,500,000, less $1,250,000 in offering expenses, as set forth in Part II, Item 31 of the Revised Registration Statement, for resulting net proceeds of $45.25 million.

After giving effect to the additional $45.25 million in net proceeds, the Company’s net tangible book value would have been $52,591,660 as of June 30, 2012, which, when divided by 6,083,334 shares outstanding (2,750,000 shares outstanding plus 3,333,334 shares to be issued in the offering), would have resulted in a net tangible book value per share of $8.65, or a $5.98 increase.

If the overallotment option were exercised to purchase an additional 500,000 shares, the Company estimates that its net proceeds would increase to $52.225 million (3,833,334 shares at $15.00 per share), or $57.5 million in gross proceeds, less 7% underwriter discount (equaling $4,025,000), less $1,250,000 in offering expenses. With these additional proceeds, the Company’s net tangible book value at June 30, 2012 would have been $59,566,660, which, when divided by 6,583,334 shares outstanding (2,750,000 shares outstanding plus 3,833,334 shares to be issued in the offering), would have resulted in a net tangible book value per share of $9.05.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview

26.	We note that your properties are leased under triple net leases. Although we note your disclosure on page 73, please describe in this section how you monitor tenant credit quality and identify any material changes in quality in your period-on-period disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 77 of the Revised Registration Statement. The Company supplementally advises the Staff that it has not observed any material changes in quality during the periods reflected in the Company’s financial statements included in the prospectus.

Our Current Properties, page 80

27.	We note the aggregate appraised value of your properties is approximately $66 million. We further note that it appears certain appraisals were completed in 2010. Please revise to clarify the dates of the appraisals and whether you considered obtaining more recent appraisals. In addition, please confirm that you will file consents in connection with the appraisals and revise your Experts section accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 157 of the Revised Registration Statement. The Company confirms to the Staff that it will file consents in connection with each appraisal with a future submission or filing of the Registration Statement.

28.	We note your disclosure of average annual effective rent per acre. Please clarify if this measure reflects the impact of tenant expense reimbursements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85-87 of the Revised Registration Statement to clarify that no tenant expense reimbursements were received for the periods presented.

29.	Please refer to footnote (2) regarding West Beach Farms on page 83. Please clarify how you calculated an “annualized” amount for this property when you did not own it for the full year.

In response to the Staff’s comment, the Company has revised the referenced footnote on page 86 of the Revised Registration Statement and made conforming changes with respect to the footnotes regarding the Dalton Lane Farms and the Keysville Road Farms on pages 86 and 87 of the Revised Registration Statement.

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Lease Expiration, page 84

30.	Please clarify how “initial annual base rent” is calculated.

In response to the Staff’s comment, the Company has revised the table on page 87 of the Revised Registration Statement.

31.	We note that approximately 79% of your total initial annual base rent is expiring in 2013. In your MD&A section, please discuss the relationship of market rents and expiring rents. Furthermore, with respect to leases that you recently renewed, please include a comparison of new rents on renewed leases to prior rents.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46-47 and 87 of the Revised Registration Statement.

Our Real Estate Experience, page 85

32.	We note your reference to the NAREIT REIT Index in this section. Please revise to clarify what companies comprise this index.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 102 of the Revised Registration Statement.

33.	We note your reference to the adverse affect of the cyclical nature of the real estate market. Please provide more specific examples of any adverse business developments or conditions with respect to the programs sponsored by your sponsor and its affiliates. Refer to Item 8.A.2 of Industry Guide 5.

The Company respectfully advises the Staff that the program sponsored by Mr. Gladstone and the Adviser have not experienced any major adverse business development or condition that would be material to investors in the Company. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Registration Statement to delete the referenced sentence.

Conflicts of Interest, page 110

34.	Please highlight that your administrator and adviser share common ownership.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 112 of the Revised Registration Statement.

Gladstone Land Corporation

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-14

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Real Estate, page F-14

35.	Please clarify for us what useful life you are using to amortize the below-market lease liability related to your lease with Strawberry Passion Farms. In your response, tell us whether the option to extend the lease was determined to be a bargain renewal, and how this may have impacted the amortization period.

The Company advises the Staff that it is amortizing the below-market lease liability over the term of the initial lease term, which expires in June 2016. The option to extend the lease was not deemed to be a bargain renewal, and thus did not impact the amortization period or valuation of the intangible. The rent for the renewal period is greater than the rent in the initial lease term. Additionally, the average rent for the renewal period is within 10% of the current market rent based on the appraisal for this property. Had the option to extend the lease been deemed a bargain renewal, the Company would have amortized the below market lease liability over the initial lease term, plus the additional term of the lease extension.

36.	Please explain to us in further detail how you determined it would be appropriate to recognize a bargain purchase gain on the acquisition of the property in Plant City, Florida. Please cite any relevant accounting literature in your response.

The Company advises the Staff that it purchased the property located in Plant City, Florida in October 2011 for $1.2 million. The seller had declared bankruptcy and hoped to continue his farming operations on the property by entering into a long-term lease as the tenant. The seller did not publicly market the farmland. The property was appraised for $1.4 million at the time of acquisition, and the Company recorded a $212,000 gain from bargain purchase on this acquisition.

ASC Topic 805-30, “Business Combinations,” states that a gain from bargain purchase can be recognized following a forced sale in which the seller is acting under compulsion. ASC 805-30 provides an example of acting under compulsion in which a seller needed to dispose of investments by a specified date and therefore did not have sufficient time to market the investment to multiple potential buyers. The Company believes that the example set forth in ASC 805-30 is sufficiently similar to the facts surrounding the Company’s acquisition of the Plant City property.

2364 West Beach Road, page F-23

Historical Summary of Revenue, page F-24

37.	We note your inclusion of the Historical Summary of Revenue for the 2364 West Beach Road property, as well as the 75 Dalton Lane property. We are unclear how you determined it would be appropriate to exclude operating expenses of the properties from your audited statements of revenues and expenses for purposes of complying with Rule 3-14 of Regulation S-X. Please advise and cite the accounting literature relied upon.

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The Company advises the Staff that it has not separately presented operating expenses or the related reimbursement revenues for the West Beach Road and Dalton Lane properties, as these properties are triple-net leased, meaning that the tenants pay all operating expenses associated with the respective properties. The Company has considered the guidance in ASC 605-45-45 and believes net reporting is appropriate. As a result, neither the operating expenses nor the related reimbursement revenues are presented separately in the Company’s results of operations for periods following the acquisitions. The Company respectfully directs the Staff to Section 2330 of the Staff’s Financial Reporting Manual, which states that S-X 3-14 financial statements may exclude items which are not comparable to the proposed future operations of the property.

38.	Given that 2364 West Beach Road and 75 Dalton Lane are subject to triple-net leases, tell us what consideration you have given to providing audited financial statements or summarized financial statements of the lessee. In your response please provide us with the significance tests for each property acquired including the significance threshold.

The Company respectfully acknowledges the Staff’s comment and directs the Staff to Section 2340 of the Staff’s Financial Reporting Manual, which states that financial statements of lessees are required for leases on a long-term basis, which are defined as those with terms over 5 years. The Company advises the Staff that each of the leases for the properties acquired in 2011 is for a term of less than 5 years and the short-term nature of these leases does not create significant asset concentration risk to the Company. The Company believes the guidance in Section 2340 of the Staff’s Financial Reporting Manual is not applicable to these short-term leases.

Exhibits

39.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

The Company acknowledges the Staff’s comment and confirms that it will file all required exhibits and supplementally provide drafts of the required opinions in connection with one or more future confidential submissions of the Registration Statement.

General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company is providing the requested information under separate cover.

***

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You may fax any comment letters concerning the Revised Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Revised Registration Statement or this response letter to the undersigned at (703) 456-8034.

Very truly yours,

Darren K. DeStefano

Enclosures

cc:	David Gladstone, Gladstone Land Corporation

Thomas R. Salley, Cooley LLP

Brian F. Leaf, Cooley LLP

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